UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 23, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

US Airways Group, Inc.
File No. 001-08444

America West Airlines, Inc.
File No. 000-12337

US Airways, Inc.
File No. 001-08442

CF#19324

_____

US Airways Group, Inc., America West Airlines, Inc., and US Airways, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-Q filed on October 26, 2006.

Based on representations by US Airways Group, Inc., America West Airlines, Inc., and US Airways, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through June 30, 2011
Exhibit 10.2	through June 30, 2011
Exhibit 10.3	through June 30, 2011
Exhibit 10.4	through June 30, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support